UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             CONSTELLATION 3D, INC.
                    ---------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   210379 10 3
                    ----------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
                    ----------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

    [_]  Rule 13d-1(b)

    [ ]  Rule 13d-1(c)

    [x]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 210379 10 3

1.       NAME OF REPORTING PERSON

         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Eugene Levich


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)  ___

                  (b)  ___


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel


               5.   Sole Voting Power:  453,600
Number of
Shares
Beneficially   6.   Shared Voting Power:  26,119,283
Owned By
Each
Reporting      7.   Sole Dispositive Power:  453,600
Person
With
               8.   Shared Dispositive Power:  26,119,283


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,572,883

10.      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES *

         Not Applicable


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         52.40%


12.      TYPE OF REPORTING PERSON*

         IN

         This statement is filed pursuant to Rule 13d-2(b) with respect to the shares of common stock, $.00001 par value (the "Common Stock") of Constellation 3D, Inc. (the "Issuer"), beneficially owned by Eugene Levich (the "Reporting Person") as of February 14, 2002 and amends and supplements the Reporting Person's initial Schedule 13G dated as of February 14, 2001 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G remains unmodified.

Item 4-     Ownership

Item 4 is hereby amended and restated as follows:

Item 4(a)-  Amount beneficially owned:

            The Reporting Person beneficially owns 26,572,883 shares of Common Stock.

Item 4(b)-  Percent of Class:   52.40%


Item 4(c)- Number of Shares to which the reporting person has:

      (i)   sole power to vote or to direct the vote: 453,600
      (ii)  shared power to vote or to direct the vote: 26,119,283
      (iii) sole power to dispose or to direct the disposition of: 453,600
      (iv)  shared power to dispose or to direct the disposition of: 26,119,283

         Eugene Levich is the Chairman of the Board of Directors, President and Chief Executive Officer of Constellation 3D, Inc. (the "Company"). Mr. Levich is the beneficial owner of 26,572,883 shares of the Common Stock of the Company, representing 52.40% of the class. Mr. Levich has the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the disposition of, 453,600 shares of the Common Stock of the Company, of which 450,000 shares are issuable upon the exercise of an option that is exercisable within 60 days of December 31, 2001.

         Constellation 3D Technology Limited ("Con-Tech"), a British Virgin Islands company, is the beneficial owner of 26,119,283 shares (the "Shares") of the Company's Common Stock, of which 30,000 shares are issuable to Constellation 3D Technology Limited upon the exercise of warrants that are exercisable within 60 days of December 31, 2001. The shares represent 51.50% of the class. United European Enterprises Ltd., a Nevis company, owns approximately 55.5% of the voting shares of Constellation 3D Technology Limited. Constellation Group Investments Inc., a British Virgin Islands company, owns approximately 54.9% of the voting shares of United European Enterprises Ltd. Markus Banzer, Hubert Buchel and Criterion Treuunternehmen reg., as the sole three trustees of the Alex-L Foundation, the Lion & Heart Foundation and Lediligi Foundation, three Liechtenstein trusts, have, through these trusts, beneficial ownership of all of the voting shares of Constellation Group Investments Inc. No individual, trust or business entity controls the three trustees.

         Mr. Levich is the Chairman of the Board of Directors of Con-Tech and President of Constellation Group Investments Inc. Therefore, Mr. Levich has the shared indirect power to vote, or to direct the vote of, and the shared indirect power to dispose, or to direct the disposition of, the Shares. Certain members of his family are among the beneficiaries of the Alex-L Foundation.

         In a series of transactions completed on November 11, 2001, Con-Tech sold an aggregate of 1,772,800 shares of Common Stock to the general public pursuant to Rule 144.

         Pursuant to a loan agreement dated as of August 17, 2001, between Con-Tech and AJR Holdings Limited ("AJR"), Con-Tech transferred to AJR 200,000 shares of Common Stock.

         Pursuant to a loan agreement dated as of August 17, 2001, between Con-Tech and A.M.T.Y Vermogensvervaltung G.m.b.H ("AMTY"), Con-Tech transferred to AMTY 677,200 shares of Common Stock.

         Pursuant to a loan agreement dated as of August 20, 2001, between Con-Tech and Formula Ventures ("Formula"), Con-Tech transferred to Formula 350,000 shares of Common Stock.

                  Pursuant to an assignment agreement dated as of November 17, 2001 (the "Assignment Agreement") between Con-Tech and TIC Target Invest Consulting LLC ("TIC") Con-Tech assigned to TIC all of its beneficial interest in 26,089,283 shares of the Issuer's common stock (the "Designated Securities"). The Assignment Agreement provides that TIC may not sell, assign or otherwise transfer ownership of such Designated Securities to anyone other than Con-Tech but may make economic use of the Designated Securities. In addition, pursuant to the Assignment Agreement, TIC granted to Con-Tech an irrevocable proxy to vote the Designated Securities in Con-Tech's discretion. The Assignment Agreement further provides that TIC shall, after the 45th business day following November 17, 2001, have the right to, and, as of November 17, 2002, have the obligation to transfer the Designated Securities back to Con-Tech (the "Reassignment"). If TIC fails to assign the Designated Securities back to Con-Tech, the Assignment Agreement provides that the TIC Loan shall be cancelled and TIC will pay to Con-Tech a cash sum pursuant to a liquidated damages clause.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.





                                    By: /s/ Eugene Levich
                                        -----------------------------------

                                        Name: Eugene Levich

                                        Title: President and Chief Executive
                                        Officer